UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

April 21, 2026

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	32-0487554
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S. Garland Ave., Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Conversion

This Form 1-U is being filed pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), by RealtyMogul Income REIT, Inc., a Maryland corporation (the “Company”), as the successor issuer to RealtyMogul Income REIT, LLC (the “LLC”). Effective upon the filing of the appropriate documents with the State of Delaware and the State of Maryland on April 27, 2026, the LLC converted from a Delaware limited liability company to a Maryland corporation (the “Conversion”). In accordance with Rule 257(b)(5) under the Securities Act, upon the effective time of the Conversion, the Company’s common stock (the “Common Stock”) was deemed to be qualified under Regulation A of the Securities Act as the Company is deemed to be the successor issuer to the LLC.

In connection with the conversion, the Company has revised its governance documents to reflect the new entity structure. These include the Certificates of Conversion, the Articles of Incorporation and the Bylaws.

Suspension of Distribution Reinvestment Plan

As previously announced, the Company’s second follow-on offering expired on May 13, 2025, which was three years from the qualification date of the offering, though it remained subject to a grace period of 180 calendar days. As a result of the expiration of the offering, participation in the Company’s Distribution Reinvestment Plan (“DRIP”) has effectively been paused. On April 21, 2026, the Company’s manager, RM Adviser, LLC, approved the suspension of the DRIP to limit ongoing issuances of shares of Common Stock and maintain greater control over capital activity. Shares of Common Stock shall cease to be issued thereunder effective ten days after notice of such suspension to participants as required by the DRIP.

Suspension of Share Repurchase Program

On April 21, 2026, the board of managers of the Company approved the suspension of the Company’s Share Repurchase Program (“SRP”) to preserve liquidity and financial flexibility as the Company actively manages through a period of portfolio transition. Effective as of April 21, 2026, the Company ceased repurchasing shares of its Common Stock pursuant to the SRP and is no longer accepting or processing any repurchase requests submitted pursuant to the SRP on or after April 21, 2026.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, INC.

By:	/s/ Christopher D. Wideman
Name:	Christopher D. Wideman
Title:	Chief Executive Officer and President

Dated: April 29, 2026